ITEM 77Q





     The following Action of Directors by Unanimous Consent was adopted on February 27, 1998:

     RESOLVED, that the sixth sentence of Article I, Section
     7, of the By-laws of the corporation be, and it hereby is, amended to read as follows:

          "A plurality of the votes cast at a meeting of stockholders, duly called and at which a quorum is present, shall be sufficient to elect directors and a majority of the votes cast at a meeting of stockholders, duly called and at which a quorum is present, shall be sufficient to take or authorize any other action which may properly come before the meeting, unless a greater number is required by the statute or by the charter."